Filed by Exxon Mobil Corporation

(Commission File No.: 001-02256)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Pioneer Natural Resources Company

(Commission File No.: 001-13245)

The following is a transcript of a Bloomberg interview held on October 11, 2023:

Reporter:

Major news in the energy world. Exxon agreeing to buy Pioneer for 60 billion dollars. I am joined by the two men behind the deal. Darren Woods, ExxonMobil Chairman and CEO and Scott Sheffield, Pioneer Resources founder and CEO.

So just in case you didn’t already know, Scott already retired once, then he is going to retire again. I asked him if this time it is for real. Scott, I guess this is it? You’re really going to retire this time?

S. Sheffield:

I am definitely going to retire and if I don't I will probably have to go through a divorce. I am retiring at the end of this year, turning over CEO to Rich Daily before we close. Rich will still be the CEO January 1, and then I will still be a Pioneer director until we close and then joining the Exxon board. We'll have two board seats as part of the deal

Reporter:

So Darren, when I think about two companies together, this was the rumored one for a while. What was the biggest sticking point to come into this kind of deal? Was it the price, the timing?

D. Woods:

We always said if we are going to do a deal like this, we’ve got to find a proposition where the sum is greater than each of its parts, or the total is greater than the sum of the each of the parts. It is focused around how do we drive unique value and value that we can bring to Pioneer and its employees and its assets to make that combination bigger than the sum of its parts. And frankly the work we’ve done over the last several years to develop leading edge technologies, the work we’ve done around unique development approaches, when you take the advances we have made and couple that with the Pioneer employees' experience and the tier one acreage leads to a fantastic opportunity set to recover more resources, do it cheaper, and to do it lowering emissions.

Reporter:

So to that point, Pioneer Natural Resources in the first two quarters, there were productivity issues. Analysts say the issues have been resolved, etc. I am wondering, Darren, what you can bring to use new juicy technology to get new juicy oil out of the rock that has been there.

D. Woods:

There is a lot we can bring to that. That is the effort we have had underway five years now. Some of that we have implemented to date. We have some unique approaches to what we call cube development where we are drilling a number of wells to tap into the total resource to make sure we are maximizing recoveries. We are drilling the longest laterals in the Permian over 4 miles. We have unique completion technology, so there are a lot of things we have been working on that are in the fields today producing better results. And we have a lot of technologies in the pipeline just now being deployed we have not seen the benefits of, but we anticipate good things. We can bring all of that to the top tier resources that Pioneer has and improve the recovery beyond what either company can do in isolation.

Reporter:

Scott, from your perspective, people are talking about how this is going to kick off a shale 3.0, bigger companies, bigger deals, bigger, fiercer laterals. what do you think? Who is left who is going to have to merge after this?

S. Sheffield:

At the board level, we have talked to the past years, we think long-term you have to become a diversified company. The question is, do we do it ourselves or become part of a company like ExxonMobil? I think Exxon has the best stock of all the diversified companies around the world, the best growth opportunities. After this transaction, shell companies cannot last on their own long-term. they are going to have to merge, consolidate and become part of a diversified company is my general opinion. This should happen in the next five years.

Reporter:

Is it going to be like private guys getting together or be like what you did and reach for an Exxon that has a huge reach across the globe?

S. Sheffield:

There are only two large diversified majors in the U.S. left – you’ve Conocophillips diversified -- you have Oxy that is diversified. So I think shell companies are going to have to combine and try to do it on their own or merge into one of the diversified companies. That’s my general opinion, of the three or 4 I mentioned.

Reporter:

Do Darren, to that point, does this merger change any investment decisions you will make for stuff out of shale? In Guyana, for example, Mozambique? is it going to change you looking for acquisitions out of the U.S.?

D. Woods:

If you look at what we’re doing here, it’s very aligned to our corporate strategy. We have organized ourselves to prosecute competitively advantaged investments against different resource types. We have an unconventional business. Scott’s business is a pure play unconventional business so it slots right into our existing unconventional business. We have had the same focus on productivity and resource recovery and capital and cost efficiency, so I think there’s a natural sync here. If you look at our unconventional business and Scott’s business, they are comparable sizes so they are a merger of equals. Scott's business is basically funding itself and generating additional cash that’s not going to need any help from the rest of our businesses. I expect the rest our businesses to continue pursuing their investment portfolio and looking for additional opportunities in that space and more advantaged investments to make in those businesses.

Reporter:

So that sounds like CEO speak for you're up for mergers somewhere else?

D. Woods:

Well I can tell you, it’s the organic opportunity set that we have. The business that is growing fastest for us is low carbon solutions business. This transaction actually benefits our low carbon solutions businesses. It makes available more low-cost, lower carbon natural gas that we can feed into our gulf coast assets, we can feed into our carbon, hydrogen and ammonia plants. It helps on the transition side. We are working with Scott’s team, we expect to pull their net-zero pledge from 2050 to zero by 2035 which is 15 years better, as we advance ours to 2030.

Reporter:

Do you think you will get any regulatory pushback? I can see it playing out two ways. One is it is 60 billion dollars for oil, the administration may not like that, but on the other hand we need more oil and not rely on the Saudis or Venezuela or Iran. What do you think the conversation is going to be like in DC?

S. Sheffield:

We don’t have downstream. The combination is less than 15% of the Permian basin. Let me let Darren comment – his team has done a lot of work on this, so let me shift to Darren and let him comment on the regulatory issues.

D. Woods:

As Scott said, if you look at the size of our business in the context of the global gas and oil markets, we are very small. Even in the context of the Permian as Scott said, we are less than 15% of production. From an environmental standpoint and concerns about the growth of oil, the world will continue to need oil and gas for some time to come. What society should be focused on is companies that can most effectively produce oil and gas as society still needs. That’s what we’re doing, we are building a company with better capabilities to deliver those products with much lower carbon emissions intensity. So it’s a win for the environment, because as long as it is needed, you need the most responsible operation producing it. with this combination, we will be the most responsible operation with the lowest carbon intensity and with really good plans to take us to net zero between 2030 and 2035.

Reporter:

I know I have to let you go, one more question and it is on the broader oil price. We are seeing violence erupt with the Israel-Hamas war, headlines are breaking all the time, volatility has picked up in oil. What do you think the new range is for oil based on the geopolitical risks?

S. Sheffield:

I think I interviewed with you three months ago and I said we would be between 80 and 100 and that is where we have been. The question is does Iran get involved in the war? it is proven already that they knew about it. They said yes to Hamas invading Israel. So the question, if Iran gets involved, it is good to get bigger and bigger and it will significantly affect all oil prices.

D. Woods:

I think if you look at the macro, supply is tight versus demand. That has been a function of coming out of the pandemic and the general under investment around the whole of the industry. You have limited spare capacity today. what you are seeing is prices move as demand moves because not a lot of short-term capacity can be brought into the marketplace. It’s really good to be a function of demand and any loss in supply that’s out there is going to have a big impact. as long as the market stays tight, we will see lower volatility and higher prices.

Reporter:

I appreciate you taking the time on such a busy day. Darren Woods and Scott Sheffield.

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Exxon Mobil Corporation (“ExxonMobil”) and Pioneer Natural Resources Company (“Pioneer”), ExxonMobil and Pioneer will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 filed by ExxonMobil that will include a proxy statement of Pioneer that also constitutes a prospectus of ExxonMobil. A definitive proxy statement/prospectus will be mailed to stockholders of Pioneer.  This communication is not a substitute for the registration statement, proxy statement or prospectus or any other document that ExxonMobil or Pioneer (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EXXONMOBIL AND PIONEER ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available), as well as other filings containing important information about ExxonMobil or Pioneer, without charge at the SEC’s Internet website (http://www.sec.gov). Copies of the documents filed with the SEC by ExxonMobil will be available free of charge on ExxonMobil’s internet website at www.exxonmobil.com under the tab “investors” and then under the tab “SEC Filings” or by contacting ExxonMobil’s Investor Relations Department at investor.relations@exxonmobil.com. Copies of the documents filed with the SEC by Pioneer will be available free of charge on Pioneer’s internet website at https://investors.pxd.com/investors/financials/sec-filings/. The information included on, or accessible through, ExxonMobil’s or Pioneer’s website is not incorporated by reference into this communication.

Participants in the Solicitation

ExxonMobil, Pioneer, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Pioneer is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 13, 2023, in its Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 23, 2023, in its Form 8-K filed on May 30, 2023, in its Form 8-K filed on April 26, 2023 and in its Form 8-K filed on February 13, 2023.  Information about the directors and executive officers of ExxonMobil is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 13, 2023, in its Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 22, 2023, in its Form 8-K filed on June 6, 2023 and in its Form 8-K filed on February 24, 2023. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof.  All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of ExxonMobil and Pioneer, that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on anticipated terms and timing, or at all, including obtaining regulatory approvals that may be required on anticipated terms and Pioneer stockholder approval; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the proposed transaction, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of ExxonMobil and Pioneer to integrate the business successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against ExxonMobil, Pioneer or their respective directors; the risk that disruptions from the proposed transaction will harm ExxonMobil’s or Pioneer’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; rating agency actions and ExxonMobil and Pioneer’s ability to access short- and long-term debt markets on a timely and affordable basis; legislative, regulatory and economic developments, including regulatory implementation of the Inflation Reduction Act, timely and attractive permitting for carbon capture and storage by applicable federal and state regulators, and other regulatory actions targeting public companies in the oil and gas industry and changes in local, national, or international laws, regulations, and policies affecting ExxonMobil and Pioneer including with respect to the environment; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect ExxonMobil’s and/or Pioneer’s financial performance and operating results; certain restrictions during the pendency of the proposed transaction that may impact Pioneer’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; acts of terrorism or outbreak of war, hostilities, civil unrest, attacks against ExxonMobil or Pioneer, and other political or security disturbances; dilution caused by ExxonMobil’s issuance of additional shares of its common stock in connection with the proposed transaction; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in policy and consumer support for emission-reduction products and technology; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; global or regional changes in the supply and demand for oil, natural gas, petrochemicals, and feedstocks and other market or economic conditions that impact demand, prices and differentials, including reservoir performance; changes in technical or operating conditions, including unforeseen technical difficulties; those risks described in Item 1A of ExxonMobil’s Annual Report on Form 10-K, filed with the SEC on February 22, 2023, and subsequent reports on Forms 10 Q and 8-K, as well as under the heading “Factors Affecting Future Results” on the Investors page of ExxonMobil’s website at www.exxonmobil.com (information included on or accessible through ExxonMobil’s website is not incorporated by reference into this communication); those risks described in Item 1A of Pioneer’s Annual Report on Form 10-K, filed with the SEC on February 23, 2023, and subsequent reports on Forms 10-Q and 8-K; and those risks that will be described in the registration statement on Form S-4 and accompanying prospectus available from the sources indicated above. References to resources or other quantities of oil or natural gas may include amounts that ExxonMobil or Pioneer believe will ultimately be produced, but that are not yet classified as “proved reserves” under SEC definitions.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither ExxonMobil nor Pioneer assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on ExxonMobil’s or Pioneer’s website should be deemed to constitute an update or re-affirmation of these statements as of any future date.

Actions needed to advance ExxonMobil’s 2030 and 2035 greenhouse gas emission-reductions plans are incorporated into its medium-term business plans, which are updated annually. The reference case for planning beyond 2030 is based on the Company’s Energy Outlook research and publication. The Outlook is reflective of the existing global policy environment, the Energy Outlook does not attempt to project the degree of required future policy and technology advancement and deployment for the world, or ExxonMobil, to meet net zero by 2050. As future policies and technology advancements emerge, they will be incorporated into the Outlook, and the Company’s business plans will be updated accordingly. Actual future results, including the achievement of net zero in Upstream Permian Basin unconventional operated assets by 2030/2035 and plans to lower methane emissions from operated assets, to increase water recycling in our combined Permian operations, and to feed hydrogen, ammonia, and carbon capture projects could vary depending on the ability to execute operational objectives on a timely and successful basis; policy support for emission-reduction products and technologies; changes in laws, regulations and international treaties regarding lower emission technologies and projects; government incentives; unforeseen technical or operational difficulties; the outcome of research efforts and future technology developments, including the ability to scale projects, technologies, and markets on a commercially competitive basis; changes in supply and demand and other market factors affecting future prices of oil, gas, and petrochemical products; the actions of competitors; and other factors discussed in this release and in the additional Forward Looking Statement disclaimer included above.

All references to production rates, project capacity, resource size, and acreage are on a gross basis, unless otherwise noted.

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